Exhibit 99.1

For further information:

Investor Relations 416-947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

SECOND QUARTER 2013 RESULTS, CONFERENCE CALL

Toronto (July 8, 2013) — Agnico Eagle Mines Limited (NYSE: AEM) (TSX: AEM) (“Agnico Eagle” or the “Company”) today announced that it will release its second quarter 2013 results on Wednesday, July 24, 2013, after normal trading hours.

Second Quarter 2013 Results Conference Call Webcast

Agnico Eagle’s senior management will host a conference call on Thursday, July 25, 2013 at 11:00 AM (E.D.T.) to discuss the company’s financial and operating results.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 1-800-814-4859. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 1-877-289-8525, access code 4568955#. The conference call replay will expire on August 26, 2013.

The webcast along with presentation slides will be archived for 180 days on the website.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:	416-947-1212
Fax:	416-367-4681

About Agnico-Eagle

Agnico Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 31 consecutive years.  www.agnicoeagle.com